UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 6) *

WEBSENSE, INC.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

947684 10 6

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	987684106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,907,697 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,907,697 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,907,697 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.67%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No.	987684106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 253,140 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 253,140 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,140 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .56%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No.	987684106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 28,328 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 28,328 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,328 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No.	987684106

1	NAME OF REPORTING PERSONS. Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 4,189,165 Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 4,189,165 Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,189,165 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.30%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No.	987684106

1	NAME OF REPORTING PERSONS. Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,189,165 Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 4,189,165 Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,189,165 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.30%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1. ITEM 1 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY:

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D, dated October 19, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1, dated December 3, 2007, Amendment No. 2, dated January 15, 2008, Amendment No. 3, dated February 13, 2008, Amendment No. 4, dated March 5, 2008 and Amendment No. 5. dated August 14, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”) with respect to Common Shares, $0.01 par value per share (“Common Shares”), of Websense, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Amended Schedule 13D.

2. ITEM 2 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY:

ITEM 2.	Identity and Background.

(a)-(c), (f).    The Reporting Persons are: (i) Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), (ii) Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), (iii) Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III”), (iv) Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company and the general partner of SAVF, SAVF II and SAVF III (the “General Partner”) and (v) Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company and the managing member of the General Partner (“Shamrock Partners”). The principal business of SAVF, SAVF II and SAVF III (SAVF, SAVF II and SAVF III collectively, are referred to herein as “Shamrock Activist Value Fund”) is investing in the securities of publicly traded small and micro-cap companies in the United States. The principal business of the General Partner is acting as general partner of Shamrock Activist Value Fund, and the principal business of Shamrock Partners is acting as the managing member of the General Partner.

The managing members of Shamrock Partners are Shamrock Holdings of California, Inc., a California corporation (“SHOC”), and Stanley P. Gold, an individual who is President of SHOC. All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation (“SHI”). SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States and Israel.

The Roy E. Disney Trust and the Patricia A. Disney Trust each own approximately 2.26% of the common stock of SHI. Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney own an aggregate of approximately 45.4% of the common stock of SHI. In addition, Stanley P. Gold is the sole trustee of four trusts established for the benefit of Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney, which hold an aggregate of approximately 50% of SHI common stock. Mr. Gold is also the trustee of the Patricia Disney Trust.

The principal executive offices of Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are located at 4444 W. Lakeside Drive, Burbank, California 91505.

The business address of each of the persons listed below is 4444 W. Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are as follows:

Name	Principal Occupation Or Employment
Roy E. Disney	Chairman of the Board of Directors of SHI and SHOC. Chairman of the Board of Directors of Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”) (a subsidiary of SHOC that provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC, including businesses in which such partnerships invest). The principal executive office of SCA is 4444 W. Lakeside Drive, Burbank, CA 91505.

Abigail E. Disney	Vice Chairman of the Board of Directors of SHI and Executive Vice President of SHOC; investor.

Roy Patrick Disney	Director of SHI; investor.

Susan Disney Lord	Director of SHI; investor.

Timothy J. Disney	Director of SHI; investor.

Stanley P. Gold	Director and President of SHI and SHOC. Director, President and Managing Director of SCA. Managing Member and President of Shamrock Partners.

Dennis A. Johnson	Managing Director of SCA; Vice President of Shamrock Partners.

Eugene I. Krieger	Vice Chairman of the Board of Directors and Chief Operating Officer of SHI. Vice Chairman of the Board of Directors of SCA. Vice President of SHOC and Shamrock Partners.

Robert G. Moskowitz	Executive Vice President of SHI and SHOC; Managing Director of SCA.

Gregory S. Martin	Chief Financial Officer and Treasurer of SHOC, SHI, SCA and Shamrock Partners.

All of the persons listed above are citizens and residents of the United States.

(d)-(e)    During the last five years, none of the Reporting Persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

In connection with a redemption request from a partner of SAVF II, SAVF II intends to dispose of Common Shares owned by it. The timing and the volume of any such dispositions are expected to be based on market conditions and other considerations SAVF II may deem relevant, including, without limitation, current trading prices of the Company’s securities, liquidity and trading volume considerations, the prices and terms that may be available in private transactions, and other factors the Reporting Persons may deem relevant to the decision to sell. To the extent that sales are not deemed appropriate based on any such factors, SAVF II may instead determine to distribute Common Shares to the partner who has requested such redemption in connection with redeeming such partner’s interest in SAVF II. At this time, SAVF II does not have any plans or intentions to purchase additional securities of the Company.

All transactions in the Company’s securities which have been made since the date of the Reporting Persons’ last Schedule 13D filing (including any dispositions by or on behalf of SAVF II) are set forth on the Schedule of Transactions attached hereto as Exhibit 12 and incorporated by reference herein.

Notwithstanding SAVF II’s current plans and intentions described above, each of SAVF and SAVF III may determine from time to time (a) to acquire additional securities of the Company in the open market, in private transactions (including from SAVF II or a partner of SAVF II who has received a distribution of Common Shares) or otherwise, or (b) to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise, based on factors that such Reporting Persons may deem relevant, which may include, without limitation, (i) market and general economic conditions, (ii) the business affairs and financial conditions of the Company, (iii) the availability of securities at favorable prices, (iv) alternative investment opportunities available to such Reporting Persons, (v) new or increases in capital commitments from partners in such Reporting Persons, (vi) the capital requirements of SAVF and/or SAVF III, (vii) in response to redemption requests from their respective partners, or (viii) other factors from time to time deemed to be relevant.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of this Item 4 to the form Schedule 13D promulgated under the Act.

4. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 5.	Interests in Securities of the Issuer.

(a), (b)    SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the others.

SAVF is the owner of 3,907,697 Common Shares, which represents approximately 8.67% of the issued and outstanding Common Shares. SAVF II is the owner of 253,140 Common Shares, which represents approximately 0.56% of the issued and outstanding Common Shares. SAVF III is the owner of 28,328 Common Shares, which represents approximately 0.07% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund owns 4,189,165 Common Shares, which represents approximately 9.30% of the issued and outstanding Common Shares.

As the general partner of each of SAVF, SAVF II and SAVF III, the General Partner may be deemed to beneficially own the 4,189,165 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 9.30% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 4,189,165 Common Shares owned by Shamrock Activist Value Fund, constituting approximately 9.30% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 4,189,165 Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 4,389,165 Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

The percentage of ownership figures set forth above and in response to Items 5(a) and 5(b) assumes that 45,054,264 Common Shares were outstanding as of October 1, 2008,

based on the information contained in the Company’s Report on Form 10-Q filed with the United States Securities and Exchange Commission on August 8, 2008.

(c)    During the last 60 days, SAVF II disposed of Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 12 and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market. No Common Shares of the Company have been acquired by either of SAVF, SAVF II or SAVF III during the last 60 days.

Except as set forth above, none of the Reporting Persons beneficially owns any Common Shares or has effected any transactions in Common Shares during the preceding 60 days nor, to the knowledge of the Reporting Persons, has any person identified in response to Item 2 as set forth above.

(d)    Not applicable.

(e)    Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Joint Filing Agreement, dated October 19, 2007, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 2 to the Original Schedule 13D relating to the Common Shares of the Company, filed October 22, 2007 by the Reporting Persons with the United States Securities and Exchange Commission).

Exhibit 12—Schedule of Transactions

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
	Name:	Dennis A. Johnson
	Title:	Vice President